UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

AfterNext HealthTech Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

 (Titles of Class of Securities)

G01109100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01109100		13G
1		NAME OF REPORTING PERSON TPG GP A, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,716,667 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,716,667 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,716,667 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.0% (2)
12		TYPE OF REPORTING PERSON* OO

(1) Includes (i) 6,050,000 Class A Shares (as defined below) issuable upon conversion of 6,050,000 Class F Shares (as defined below) and (ii) 4,666,667 Class A Shares issuable upon exercise of 4,666,667 Warrants (as defined below).

(2) The calculation assumes that there is a total of 35,716,667 Class A Shares outstanding, which is the sum of (i) the 25,000,000 Class A Shares outstanding as of February 2, 2022, as reported on the Annual Report on Form 10-K filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on February 9, 2022, (ii) the 6,050,000 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 4,666,667 Class A Shares issuable upon exercise of the Warrants reported herein.

CUSIP No. G01109100		13G
1		NAME OF REPORTING PERSON David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,716,667 (3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,716,667 (3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,716,667 (3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.0% (4)
12		TYPE OF REPORTING PERSON* IN

(3) Includes (i) 6,050,000 Class A Shares issuable upon conversion of 6,050,000 Class F Shares and (ii) 4,666,667 Class A Shares issuable upon exercise of 4,666,667 Warrants.

(4) The calculation assumes that there is a total of 35,716,667 Class A Shares outstanding, which is the sum of (i) the 25,000,000 Class A Shares outstanding as of February 2, 2022, as reported on the Annual Report on Form 10-K filed by the Issuer with the Commission on February 9, 2022, (ii) the 6,050,000 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 4,666,667 Class A Shares issuable upon exercise of the Warrants reported herein.

CUSIP No. G01109100		13G
1		NAME OF REPORTING PERSON James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,716,667 (5)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,716,667 (5)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,716,667 (5)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.0% (6)
12		TYPE OF REPORTING PERSON* IN

(5) Includes (i) 6,050,000 Class A Shares issuable upon conversion of 6,050,000 Class F Shares and (ii) 4,666,667 Class A Shares issuable upon exercise of 4,666,667 Warrants.

(6) The calculation assumes that there is a total of 35,716,667 Class A Shares outstanding, which is the sum of (i) the 25,000,000 Class A Shares outstanding as of February 2, 2022, as reported on the Annual Report on Form 10-K filed by the Issuer with the Commission on February 9, 2022, (ii) the 6,050,000 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 4,666,667 Class A Shares issuable upon exercise of the Warrants reported herein.

CUSIP No. G01109100		13G
1		NAME OF REPORTING PERSON Jon Winkelried
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,716,667 (7)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,716,667 (7)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,716,667 (7)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.0% (8)
12		TYPE OF REPORTING PERSON* IN

(7) Includes (i) 6,050,000 Class A Shares issuable upon conversion of 6,050,000 Class F Shares and (ii) 4,666,667 Class A Shares issuable upon exercise of 4,666,667 Warrants.

(8) The calculation assumes that there is a total of 35,716,667 Class A Shares outstanding, which is the sum of (i) the 25,000,000 Class A Shares outstanding as of February 2, 2022, as reported on the Annual Report on Form 10-K filed by the Issuer with the Commission on February 9, 2022, (ii) the 6,050,000 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 4,666,667 Class A Shares issuable upon exercise of the Warrants reported herein.

Item 1(a).	Name of Issuer:

AfterNext HealthTech Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by TPG GP A, LLC, a Delaware limited liability company (“TPG GP A”), David Bonderman, James G. Coulter and Jon Winkelried (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG GP A is the managing member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the controlling shareholder of TPG GPCo, Inc., a Delaware corporation, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman corporation, which is the general partner of TPG Holdings III-A, L.P., a Cayman limited partnership, which is the general partner of TPG Operating Group III, L.P., a Delaware limited partnership, which is the sole member of TPG HealthTech Governance, LLC, a Delaware limited liability company, which is the managing member of AfterNext HealthTech Sponsor, Series LLC, a Delaware limited liability company (“AfterNext HealthTech Sponsor”), which directly holds (i) 6,050,000 Class F Shares, par value $0.0001 (“Class F Shares”), of the Issuer and (ii) 4,666,667 warrants (the “Warrants”).

Pursuant to the Issuer’s Memorandum and Articles of Association, as amended, the Class F Shares will automatically convert into Class A Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment. Each Warrant is initially exercisable for one Class A Share, at an initial exercise price (the “Exercise Price”) of $11.50. The number of Class A Shares issuable upon exercise of the Warrants and the Exercise Price are subject to certain adjustments as set forth in the Warrant Agreement dated as of August 12, 2021 between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent.

Because of the relationship of TPG GP A to AfterNext HealthTech Sponsor, TPG GP A may be deemed to be the beneficial owner of securities held by AfterNext HealthTech Sponsor. TPG GP A is owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. Because of the relationship of Messrs. Bonderman, Coulter and Winkelried to TPG GP A, each of Messrs. Bonderman, Coulter and Winkelried may be deemed to be the beneficial owners of the securities held by AfterNext HealthTech Sponsor. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of such securities held by AfterNext HealthTech Sponsor except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 (“Class A Shares”)

Item 2(e).	CUSIP Number:

G01109100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

TPG GP A, LLC

By:	/s/ Bradford Berenson
Name: Bradford Berenson
Title: General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer
Name: Gerald Neugebauer, on behalf of David Bonderman (9)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name: Gerald Neugebauer, on behalf of James G. Coulter (10)

Jon Winkelried

By:	/s/ Gerald Neugebauer
Name: Gerald Neugebauer, on behalf of Jon Winkelried (11)

(9) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(10) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(11) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 12, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Commission as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.